BradyPLUS and Imperial Dade to merge

Monterrey, Mexico, August 11, 2025 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) informed the following:

BradyPLUS and Imperial Dade have announced that they have entered into a definitive agreement to combine their companies via an all-equity merger transaction. BradyPLUS is a provider of janitorial and sanitation, foodservice, and industrial packaging products and solutions in the United States. FEMSA currently owns a minority stake of BradyPLUS.

Imperial Dade is a distributor of foodservice packaging, commercial cleaning supplies, janitorial equipment, and industrial packaging in the United States.

FEMSA supported the transaction, which we expect will expand the combined company’s geographic reach and enhance its ability to serve its customers. FEMSA will remain invested in the combined company with approximately 19% and will have representation on its board.

The transaction is subject to customary regulatory approvals and is expected to close in the coming months.

###

About FEMSA
FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Americas Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a Health Division, which includes drugstores and related activities and Spin, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 392,000 employees in 18 countries. FEMSA is a member of the Dow Jones Bestin-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	August 11, 2025	| Page 1